SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14f-1
                    Under the Securities Exchange Act of 1934



                          WYOMING OIL & MINERALS, INC.
                          ----------------------------
             (Exact name of registrant as specified in its charter)



Wyoming                           0-7919                        84-0217330
-------                           ------                        -----------
(State or other                (Commission                  (I.R.S. Employer
jurisdiction of                File Number)                 Identification No.)
incorporation)


                          5525 Erindale Dr., Suite 201
                        Colorado Springs, Colorado 80918
                -------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)



        Registrant's telephone number including area code: (719) 260-8509
                                                           --------------



                                       N/A
                 -----------------------------------------------
          (Former name or former address, if changed since last report)





                                   May 6, 2005

                          Wyoming Oil & Minerals, Inc.
                                 Schedule 14f-1

INTRODUCTION

This Information Statement is being furnished to you and the other stockholders of Wyoming Oil & Minerals, Inc. ("we" or the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in our Board of Directors. This change may result from the proposed equity exchange (the "Exchange") between the Company and Bestip Development International Limited, an international business company organized under the laws of the British Virgin Islands ("Bestip").

Bestip is the parent company of several Sun Motors affiliates (i.e. Sun Motor Industrial Company Limited, Sun Motor Manufactory Limited, Sun Motor Precision Products Limited, Sun Motor OEM Co Limited, Sun Motor Holdings Limited, Sun Motor Auto Parts Company Limited, and Sun Micro Motor Technology Limited), all of which are organized under the laws of Hong Kong (collectively, the "Sun Motor Affiliates" or "Sun Motor"), and Billion Top Development Limited, a company organized under the laws of the British Virgin Islands ("Billion Top").

Since 1990, Bestip, through its subsidiaries, designs, manufactures and markets micro motors. Currently, the products of Sun Motor are widely used in consumer and business product applications including automobile components, home appliances, power tools, multimedia, personal care and business equipment. Its corporate headquarters are located in Hong Kong and manufacturing facilities are located in mainland China.

If the Exchange is completed, our Board of Directors shall submit their written resignations and a new Board of Directors shall be appointed. None of our stockholders will have the opportunity to vote on the Exchange or the new directors. We are providing this Schedule to you in order to keep you informed of important developments affecting our company.

THE EXCHANGE

The Exchange is described in a Securities Purchase Agreement and Plan of Reorganization by and among the Company, Bestip and the stockholders of Bestip, dated May 2, 2005 (the "Exchange Agreement"). A copy of the Exchange Agreement has been filed with the Securities and Exchange Commission with our Form 8-K dated May 2, 2005 and may be viewed in its entirety at www.sec.gov.

To accomplish the Exchange, we have agreed to issue to the stockholders of Bestip a total of 28,000,000 shares of our Common Stock (as defined below) such that those stockholders shall own 95.1% of the issued and outstanding share capital of the Company on a fully diluted basis as of the Closing Date (as defined below), in exchange for all of the issued and outstanding Bestip Shares (as defined below). As a result, Bestip will become a wholly-owned subsidiary of the Company, and each of the Bestip subsidiaries will become indirect subsidiaries of the Company.


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
Upon completion of the Exchange (the "Closing Date"), our officers and directors (the "Outgoing Officers and Directors") shall submit their written resignation from such offices effective as of the Closing Date. Prior to their resignations, the Outgoing Directors of the Company shall appoint to the board of directors of the Company the following persons designated by the Bestip Shareholders effective as of the Closing: Shi Kai Biu (Simon) and Shi Kai Biu Jeffrey (the "Incoming Directors").

There is no assurance that the closing will occur, as completion of the transaction is subject to a number of contingencies, including continuing due diligence and execution and receipt of necessary closing documents. You can obtain information about the closing in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

VOTING SECURITIES

We currently have authorized 50,000,000 shares of common stock (the "Common Stock"), of which 1,430,067 shares are issued and outstanding (the "Company Shares"). The Company also has authorized 2,000,000 shares of preferred stock, of which no shares are issued or outstanding (the "Preferred Stock"). On the Closing Date, the Company will issue 28,000,000 shares of Common Stock to the stockholders of Bestip (the "Exchange Shares").

Upon the Closing date, and following the issuance of the Exchange Shares, there will be 29,430,067 Company Shares issued and outstanding and 2,000,000 shares of Preferred Stock, of which no shares are issued or outstanding. Each share of common stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

Bestip is owned 94% by Ever Top Financial Corporation, a corporation organized under the laws of the British Virgin Islands ("Ever Top"), which is wholly owned by Milifast International Limited ("Milifast"), and 6% by SAOF No. 3 Limited, a company organized under the laws of the British Virgin Islands ("SAOF").

The following table sets forth certain information regarding the beneficial ownership of the Company's voting securities as of the Closing Date by (i) each of the Incoming Directors; (ii) each executive officer of the Company anticipated to be appointed at the Closing; (iii) each person who will be the beneficial owner of more than five percent of the Company's voting securities;
(iv) each Outgoing Officer and Director; and (v) all of the Incoming Directors and executive officers as a group. None of the Incoming Directors own any shares of our stock at present; the stock ownership shown in the table below for the Incoming Directors represents stock to be issued at closing of the Exchange.

All share ownership listed in the table is direct, unless otherwise indicated.

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


                                                        Amount and
     Name and Address of                                Nature of     Percent of
     Beneficial Owners                                  Beneficial    Class
                                                        Ownership

     Bill M. Conrad (1)                                 97,200        0.3 %
     5525 Erindale Dr., Suite 201
     Colorado Springs, CO 80918

     Raymond E. McElhaney (1)                          103,850        0.4 %
     5525 Erindale Dr., Suite 201
     Colorado Springs, CO 80918

     Jubal S. Terry (1)                                  9,725        0.3 %
     Skyline Resources, Inc.
     11900 W. 44th Ave., Suite 250
     Wheatridge, CO 80033

     Shi Kai Biu (2,3)                              26,320,000        89.4 %
     Block B, G/F
     Prince Industrial Building
     106 King Fuk Street,
     San Po Kong,
     Kowloon, Hong Kong

     Shi Kai Bon Jeffrey (2)                              - 0 -
     Block B, G/F
     Prince Industrial Building
     106 King Fuk Street,
     San Po Kong,
     Kowloon, Hong Kong

     Ho Koon Lan (4)                                      - 0 -
     Block B, G/F
     Prince Industrial Building
     106 King Fuk Street,
     San Po Kong,
     Kowloon, Hong Kong

     Wong Kwong Ling Eric (4)                             - 0 -
     Block B, G/F
     Prince Industrial Building
     106 King Fuk Street,
     San Po Kong,
     Kowloon, Hong Kong

     Ever Top Financial Corporation                 26,320,000        89.4 %
     Block B, G/F
     Prince Industrial Building
     106 King Fuk Street,
     San Po Kong,
     Kowloon, Hong Kong

     SAOF No. 3 Limited                              1,680,000         5.7 %
     Block B, G/F
     Prince Industrial Building
     106 King Fuk Street,
     San Po Kong,
     Kowloon, Hong Kong

     All Incoming Directors and Officers
        as a group (4 individuals)(3)               26,320,000        89.4 %

________________________

     (1)  Outgoing Officer and/or Director

     (2)  Incoming Director

     (3)  Includes   26,320,000  shares  to  be  owned  by  Ever  Top  Financial
          Corporation of which Mr. Simon Shi is an officer, director and principal shareholder.

     (4) Incoming Officer
________________________


CHANGE IN CONTROL

In connection with the Exchange Agreement, the Company will issue an aggregate of 28,000,000 shares of Common Stock to the stockholders of Bestip in exchange for all of the Bestip Shares. The former stockholders of Bestip will therefore acquire the right to vote 95.1% of our voting stock.

At the same time, the Outgoing Directors shall resign their positions as directors and/or officers of the Company. At the Closing Date, and following delivery and filing of this Schedule 14f-1, the Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.

The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any Outgoing Director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, proposed executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Exchange Agreement, the Outgoing Directors will resign as directors and/or officers of the Company as of the Closing Date. The following information relates to the Incoming Directors and Incoming Officers which are anticipated to become directors and executive officers upon the Closing Date and filing and delivery of this Schedule 14f-1, each of which has agreed to serve if appointed:

    Incoming Directors/Officers         Age       Position
    ------------------------------------------------------------------------
    Shi Kai Biu                         50        President, Chief Executive
                                                  Officer and Director

    Shi Kai Bon Jeffrey                 27        Director

    Ho Koon Lun                         47        Chief Operating Officer

    Wong Kwong Ling, Eric               42        Chief Financial Officer

Each of the Incoming Directors will serve a term of office until the next annual meeting of stockholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

Mr. Jeffery Shi is Mr. Simon Shi's eldest son.

BUSINESS EXPERIENCE

The following information summarizes the business experience of the Incoming Directors and Incoming Officers for at least the last five years:

Shi Kai Biu (Simon) In 1983, Mr. Shi founded the Sun Motor Technology group of companies, which later became Bestip. Since 2000, Mr. Shi has served as Chairman and a director of Bestip. Also during this time, Mr. Shi served as director of
(i) each of the Sun Motor affiliates; (ii) Fuvanka Industries Limited and Classic Choice Investments Limited, each an indirect subsidiary of Bestip; (iii) Ever Top; and (iv) Milifast. As chairman of Bestip, he is responsible for strategic analysis and business development of the Sun Motor affiliates. Mr. Shi has over twenty-five (25) years of marketing and production experience in the electrical products and micro motor industries.

Mr. Shi also concurrently served as Secretary of (i) Billion Top; (ii) Dragon Hero International Limited and (iii) Hysan International Investment Limited. Billion Top is a subsidiary of Bestip and Dragon Hero and Hysan are indirect subsidiaries of Bestip.

Currently, Mr. Shi is president of the Hong Kong Small and Medium Enterprises Association, president of China National Micro Motor Industry Association, and vice chairman of Hong Kong Productivity Council - Hong Kong Automotive Industry Group.

In 1993, Mr. Shi was honored as one of Ten Outstanding Young Persons of Hong Kong, and also received the Young Industrialist Award of Hong Kong, and the Governor's Award for Industry. In 1995, Mr. Shi was honored as one of the World's Ten Outstanding Young Persons.

In 1977, Mr. Shi received a bachelor's degree in electrical engineering from Hong Kong Polytechnic University.

Shi Kai Bon Jeffery     In 2001, Mr. Jeffery Shi joined Sun Motor Industrial
Company  Limited as a  Director.  Since  2003,  Mr.  Jeffery Shi has managed Sun
Motor's metal parts operations. He is also responsible for marketing and business development of Sun Motor Industrial.

Prior to joining Sun Motor, Mr. Jeffery Shi was employed by Rockwell Automation Australia Limited ("Rockwell") from January 2001 through December 2001. Subsequent to his association with Rockwell, and through the present, Mr. Jeffery Shi has served as director of (i) each of the Sun Motor affiliates; and
(ii) Fuvanka.

In 1999, Mr. Jeffery Shi received a bachelor's degree in Computer Science from the University of Monash in Australia.

Ho Koon Lun     Mr. Ho joined Sun Motor Industrial in 1998. Currently, he
manages product development and production engineering for Sun Motor Industrial. In addition, Mr. Ho serves as Vice-general Manager of Sun Micro Motor Industrial, where he also supervises product development and production engineering.

Mr. Ho holds a bachelor's degree in electrical engineering from the National Taiwan University.

Wong Kwong Ling Eric     In 2004,  Mr. Wong joined Sun Motor Micro Motor
Technology Limited as the Financial Controller. Currently, he manages Sun Motor Technology financing activities and accounting function. Immediately prior to his association with Sun Motor (May of 2000 through June 2004), Mr. Wong served as the Financial Controller for The Optical Centre Co. Limited, a private company organized under the laws of Hong Kong.

Mr. Wong holds a bachelor's degree in Business Administration from the Chinese University of Hong Kong (Hong Kong), a post-graduate degree in Accounting and Financial Management from the University of New England (Australia), and a MBA from Heriot Wadd University (United Kingdom).

Mr. Wong is also a Certified Public Accountant (Australian Society of Certified Practicing Accountants and Hong Kong Institute of Certified Public Accountants).


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16a-3 of the 1934 Act, the following officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

                                                                               No. of
    Name of Reporting Person     Late Form 3     Late Form 4    Late Form 5    Transactions
    ------------------------     -----------     -----------    -----------    ------------
    Jubal S. Terry                     0                2            0                12

BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not presently have an audit, nominating or compensation committee. Due to the Company's relatively limited financial resources, the Board has determined that the appointment of any committee is not appropriate. Instead, the Board itself performs such functions. None of the Outgoing Directors and none of Incoming Directors qualifies as an "audit committee financial expert" as defined under United States securities rules. However, after the Closing Date, the Board may establish one or more committees, in its discretion and may seek to designate one of more members of an audit committee as an audit committee financial expert. The Company does not have any disagreements with any Outgoing Director.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table summarizes the total compensation of our chief executive officer and all other executive officers who were paid more than $100,000 during the fiscal year ended February 28, 2005 (the "Named Executive Officers") for the periods indicated. No other executive officer received more than $100,000 in salary and bonuses during the year.


                           (Space intentionally blank)


                              SUMMARY COMPENSATION
                          Year Ended February 28, 2005

                                                            Annual                              Long Term
                                                         Compensation                          Compensation
                                                         ------------                          ------------
                                                                          Other
                                                                          Annual            Securities
Name                              Period                 Salary           Compensation      Underlying Options
----                              ------                 ------           ------------      ------------------
Raymond E. McElhaney, Chairman    Year ended             $143,000         $ 42,500(1)              0
of the Board                      February 28, 2005

                                  Year ended
                                  February 29, 2004       108,000                0                 0

                                  Year ended
                                  February 28, 2003       108,000(2)             0                 0

Bill M. Conrad, President         Year ended
                                  February 28, 2005      $143,000         $ 42,500(1)              0

                                  Year ended
                                  February 29, 2004       108,000                0                 0

                                  Year ended
                                  February 28, 2003       108,000(2)             0                 0



___________________________

(1)  Represents bonus paid to the named executive officer.

(2) Represents amounts paid or accrued in his position as an officer of NFE during that year. Of that amount, $36,000 was paid in cash and the balance was accrued.
___________________________

     Our directors presently serve without compensation, but are entitled to be reimbursed for reasonable and necessary expenses incurred on our behalf.

Non-Qualified Stock Option Plan

     On April 16, 2004, we adopted the Wyoming Oil & Minerals, Inc. Non-Qualified Stock Option and Stock Grant Plan ("Plan"). The Plan allows for the issuance of non-qualified options and the grant of stock or other equity incentives to our employees, consultants, directors and other individuals providing service of special significance to our company. The Plan is administered by our Board of Directors, which may delegate its authority to a committee of its members. The Plan provides for the issuance of up to 250,000 shares or options.

     Options and stock grants may be made to employees, consultants, directors and other individuals or entities determined by the committee. The terms of the options or the grants, including the number of shares covered by the option or award, the exercise price, vesting schedule, if any, and term, are determined in the sole discretion of the Board. Since all of the options that may be granted under the Plan are non-qualified, the recipient must report the difference between the exercise price and the fair market value of the stock on the day of exercise as ordinary income for tax purposes. Recipients of stock grants are also subject to income tax on the fair market value of stock granted under the Plan. No option may be exercised more than ten years from the date of grant. The Plan expires in 2014.

     No stock options were granted to any executive officer during the last year. No options or other derivative securities are presently outstanding, and we presently have no option plan or other arrangement providing for the issuance of such securities.

     The Company does not pay compensation to members of its Board of Directors. A director may receive compensation, if at all, as an officer or employee for those duties exclusively. The Board may also decide to compensate its members in the future, as it decides in the best interest of the shareholders.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    WYOMING OIL & MINERALS, INC.


                                    By:  /s/ Bill Conrad
                                       -------------------------------
                                             Bill M. Conrad, President

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